UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 15, 2009

Commission File Number: 333-119497

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ANNOUNCES THE RESULTS FROM ITS MECHEL SERVICE OOO SUBSIDIARY’S SALES
NETWORK DEVELOPMENT IN 2008
Moscow, Russia – January 15, 2009 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces the results of implementing its plan to develop the branch network of its Mechel Service OOO service and sales subsidiary.
In 2008, as part of Mechel Service’s regional sales network expansion, offices were opened in Belgorod, Ulyanovsk, Astrakhan, Irkutsk, Kaliningrad, Stavropol,
Mineralnye Vody, Anapa, Naberezhnye Chelny, and Vidnoye (Moscow Region). In
connection with the expansion of Mechel Service OOO’s production facilities, it has transformed its units in Tyumen, Omsk, Krasnodar, Sochi, and Nizhny Novgorod into its branches. Mechel Service OOO has also opened additional warehouses in
Rostov-on-Don, Samara, and Krasnoyarsk.
Mechel Service’s sales network currently includes over 50 offices in 40 major
Russian cities. Mechel Service’s subsidiaries also currently operate in Romania and Kazakhstan. In September 2008, in line with the implementation of expanding its sales network, enhancing and extending range of its services, and enlarging its client base, Mechel Service acquired HBL Holding, a German group of steel trading and distribution companies. The acquisition has strengthened Mechel
Service’s position in the European Union and allowed it to increase its number of sales units to 65.
Along with expanding its sales geographically, Mechel Service, as part of its development program, implemented numerous projects in organizing its production and service sites in 2008. Equipment for straightening and cutting-off reinforcing bars according to custom tailored sizes was launched in
Yekaterinburg, Krasnodar, St. Petersburg, Rostov-on-Don, Sochi, Chelyabinsk, and
Tyumen. Installation of a new automatic line for welded mesh production, in the
Moscow Region, with 1,200-1,500 tone monthly capacity was initiated. This new service started their operations at Samara and Novosibirsk. These innovations allowed Mechel Service OOO to substantially expand the range of its marketable products and services provided to end customers.
In 2009, Mechel Service plans to continue its sales expansion program, development of its branch network and new production and service facilities.
Furthermore, the company is currently considering expansion of its sales network in Kazakhstan and developing a program to expand its operations to the Russian
Far East, CIS, and far-abroad countries. In addition, as part of establishing its own production and warehouse base, Mechel Service expects to complete the upgrades of its warehouse complexes in the Moscow Region, Yekaterinburg, Ufa, and Anapa.
“The development of Mechel Service’s branch network in 2008 enabled Mechel to substantially enlarge its client base and ensure steady sales of our finished metal products even while the industry experienced a strong decline of demand in
Russia and abroad,” Mechel OAO Senior Vice President Vladimir Polin commented.

***
Mechel OAO
Ilya Zhitomirsky
Phone: + 7 495 221 88 88
ilya.zhitomirsky@mechel.com
***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: January 15, 2009	By:	Igor Zyuzin
	Name:	Igor Zyuzin
	Title:	CEO